Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

September 23, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Elena Stojic
Re:	Community Capital Trust (Registration No. 333-71703/811-09221) –

Response to Examiner Comments on Post-Effective

Amendment No. 42

Dear Ms. Stojic:

This letter responds to your comments to the CCM Community Impact Bond Fund’s (the “Fund”) prospectus filed with Post-Effective No. 42 (“PEA No. 42”) to the Registration Statement on Form N-1A of Community Capital Trust (the “Registrant”) on July 30, 2021. PEA No. 42 was filed pursuant to Rule 485(a)(1) of the 1933 Act as a result of the name change of the Fund (formerly, “The Community Reinvestment Act Qualified Investment Fund”), along with corresponding changes to the Fund’s investment objective, strategies and policies. Terms not otherwise defined herein will have the same meaning as set forth in the Fund’s Registration Statement.

1.	Comment: The Staff notes that the Fund appears to be an “impact” fund. Please consider referencing the Fund’s impact objective in its investment objective. Alternatively, please explain why not referencing the Fund’s impact in its investment objective is consistent with market practice for similar funds and investor expectations.

Response: The Registrant respectfully declines this comment. The Registrant believes that the Fund’s current investment objective accurately describes its objective and is consistent with industry practice.

2.	Comment: Please provide a completed fee table and example in correspondence as it is material to the Staff’s review.

Response: The completed fee table and expense examples are provided below:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. You may be required to pay commissions and/or other forms of compensation to a broker for transactions in Institutional Shares, which are not reflected in the table or the example below.

Shareholder Fees (fees paid directly from your investment)
	CRA Shares	Institutional Shares	Retail Shares
Maximum Sales Charge (Load) Imposed on Purchases	NONE	NONE	NONE
Maximum Deferred Sales Charge (Load)	NONE	NONE	NONE
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	NONE	NONE	NONE
Redemption Fee	NONE	NONE	NONE
Exchange Fee	NONE	NONE	NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.30%	0.30%	0.30%
Distribution (12b-1) Fees	0.25%	None	0.25%
Other Expenses	0.35%	0.15%	0.25%
Total Annual Fund Operating Expenses	0.90%	0.45%	0.80%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in CRA Shares, Institutional Shares, and Retail Shares of the Fund for the time periods indicated and then redeem all your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
CRA Shares	$92	$287	$498	$1,108
Institutional Shares	$46	$144	$252	$567
Retail Shares	$82	$255	$444	$990

3.	Comment: With respect to portfolio turnover, please describe supplementally how the Fund’s portfolio holdings have changed or will change as a result of the material changes included in the filing.

Response: The portfolio holdings will not materially change as a result of the changes included in this filing. The Registrant does not anticipate any material increase in portfolio turnover.

4.	Comment: Since the Fund’s name includes the word “impact,” the Staff believes that this word suggests a type of investment, and therefore, the Fund should include an 80% policy that covers “impact” pursuant to Rule 35d-1(a)(2) of the Investment Company Act of 1940, as amended (the “Names Rule”). The Staff notes that the Fund has an 80% policy to invest in bonds pursuant to the Names Rule, but the 80% policy should be cumulative to the terms “bond” and “impact.”

Response: The Registrant respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “impact” in the Fund’s name. The Registrant notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.1 Furthermore, the Registrant notes that in the SEC’s request for public comment on the subject of the Names Rule, the SEC acknowledges that industry practice is mixed as to whether terms such as “sustainable or “ESG” are treated as an investment strategy and exempt from the Names Rule, or treated as a type of investment and subject to the Names Rule.2 With respect to the term “impact” in the Fund’s name, the Registrant believes that it similarly does not suggest a particular type of investment, but rather that it reflects the investment strategy and philosophy utilized by the Fund’s advisor as described in the Prospectus. Accordingly, the Registrant respectfully declines to add a related 80% policy relating to the word “impact” in the Fund’s name to the Fund’s principal investment strategy.

[1]	See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.
[2]	See Request for Comments on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

5.	Comment: Measurement, management and reporting of “impact” is a defining feature of impact investing. Please disclose in greater detail in the “Principal Investment Strategy” section what specific environmental, social and governance (“ESG”) related impacts the Fund seeks to achieve. Secondly, please disclose whether these stated impacts are prioritized over returns, treated the same as returns or are secondary to returns.

Response: The Fund’s investment adviser analyzes each bond in which the Fund invests for its “use of proceeds” to determine the quantitative and qualitative impact of each bond. The Fund’s investment adviser believes that the use of proceeds analysis may be deemed “E” (environmental) and “S” (social) under the ESG nomenclature. The Registrant respectfully directs the Staff to the third paragraph of the “Principal Investment Strategy” section, which discloses the specific types of investments that may be considered “community, sustainable, and impactful investments.”

Stated impacts are treated the same as returns. The Registrant confirms that it has added corresponding disclosure to the Prospectus.

6.	Comment: Please disclose in the “Principal Investment Strategy” section how the Fund intends to measure and monitor whether it is achieving its ESG-related impact.

Response: The Registrant has added the requested disclosure to the “Principal Investment Strategy” section.

7.	Comment: The second paragraph of the “Principal Investment Strategy” section states that, “The Fund may invest a significant amount of its assets in taxable and tax-exempt municipal bonds whose primary purpose is community impact.” Please clarify the phrase “whose primary purpose is community impact” and add additional detail about what this phrase means.

Response: The Registrant has made the requested changes to the “Principal Investment Strategy” section.

8.	Comment: Please explain in further detail how the Fund will identify the corporate debt securities in which it will invest and whether these securities will be consistent with the Fund’s “impact” criteria described in the Fund’s prospectus.

Response: The Fund will mainly invest in corporate bonds whose use of proceeds have a positive societal and/or environmental benefit according to the Fund’s investment adviser. These securities will be consistent with the Fund’s impact criteria described in the prospectus.

9.	Comment: The “Principal Investment Strategy” section states that the Fund’s investments “may be considered community, sustainable and impactful investments…” Please revise to affirmatively state that the Fund considers its investments to meet certain community and sustainable criteria.

Response: The Registrant has made the requested change.

10.	Comment: The “Principal Investment Strategy” section states that the Fund’s investments may include investments that invest in specific geographic regions. Please describe how a geographic region can be related to an impact theme. Additionally, please identify any geographic regions in which the Fund plans to focus and include any related risk disclosure, as appropriate.

Response: Utilizing the use of proceeds analysis described in responses above, the Adviser determines in which specific geographic region the project that is being financed is located and analyzes which of the Fund’s impact themes are included as part of the project’s stated use of proceeds and the Adviser’s additional due diligence.

As described in the Prospectus under the section “Targeted Impact Themes”, upon request by Institutional shareholders, the Fund will explicitly earmark specific securities relating to one or more specific geographic regions or impact themes to specific holders of Institutional Shares of the Fund. The Adviser does not believe there is any additional risk disclosure that needs to be included in the Fund’s prospectus.

11.	Comment: The third paragraph of the “Principal Investment Strategy” section references “transit-oriented development.” Please describe whether the Fund will only invest in transit-oriented development that is focused on reducing carbon emissions or if it is sustainable by some other definition.

Response: The Fund may invest in transit-oriented development securities that are focused on reducing carbon emissions but it is not limited to just these securities based on its definition included in the Prospectus: Creating vibrant, livable, and sustainable communities through the integration of compact, walkable, pedestrian-oriented, mixed-use communities centered around high-quality train systems. Investments that align with this theme also include those with a high Transit Score.

12.	Comment: The “Principal Investment Strategy” section references “CRA” in several instances. Please define CRA in the Item 4 “Principal Investment Strategy” section. Please also directly explain how this aspect of the Fund’s strategy is related to an impact theme and explain who investors subject to the CRA are. The Staff notes that CRA is defined in the Item 9 disclosure, but it should be defined in the Item 4 disclosure as well.

Response: The Registrant has defined CRA in the first sentence of the fourth paragraph in the Fund’s “Principal Investment Strategy” section.

The Registrant respectfully directs the Staff to the third and fourth paragraphs of the “Principal Investment Strategy” section, which explains how the CRA component of the Fund’s strategy relates to impact themes. The Registrant confirms that it has added disclosure to clarify who investors subject to the CRA are.

13.	Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized.

Response: The Registrant confirms that it has revised the Prospectus accordingly to prioritize the most significant principal risks of the Fund.

14.	Comment: With respect to the “Principal Risks” section, please consider addressing the impact theme aspect of the Fund’s strategy as a risk factor.

Response: The Registrant has made the requested change.

15.	Comment: In the “Principal Risks” section, please include extension and counterparty risk, as applicable.

Response: The Registrant has made the requested change.

16.	Comment: With respect to the “Principal Risks” section, please rename the “Investment Strategy Risk” factor to specifically reference the CRA. Please also clarify that only some of the Fund’s investments will be CRA qualified, as applicable. Additionally, the Staff notes disclosure that states that shares of the Fund will be deemed qualified investments under the CRA and will cause certain investors to receive CRA consideration. Please explain supplementally how the CRA consideration factors into the Fund’s liquidity risk management program, including whether and how the Fund considers CRA-related impact to its redemption profile.

Response: The Registrant confirms that the above-mentioned risk has been renamed the “CRA-Qualifying Investments Strategy Risk.”

The CRA considerations do not materially impact the Fund’s liquidity risk management program. The Registrant factored in historical redemptions when developing the liquidity risk management profile and CRA-related redemptions are anticipated to remain consistent with historical patterns.

17.	Comment: Please provide the completed “Performance Information” section in correspondence.

Response: The complete “Performance Information” section is provided below:

Performance Information

The following bar chart illustrates the performance of the Fund’s Institutional Shares. The information shows the Fund’s performance from year to year and provides an indication of the risks of investing in the Fund. The chart assumes reinvestment of dividends and distributions. As with all such investments, the Fund’s past performance, before and after taxes, does not necessarily indicate how the Fund will perform in the future. Performance reflects fee waivers in effect. If these fee waivers were not in place, the Fund’s performance would be reduced. Updated performance information may be obtained at ccminvests.com or 1-877-272-1977.

YEAR-BY-YEAR TOTAL RETURN AS OF DECEMBER 31, 2020*

* The returns in the bar chart are for Institutional Shares. CRA Shares and Retail Shares would have substantially similar annual returns because each class of shares would have invested in the same portfolio of securities, and the annual returns would differ only to the extent that the classes have different expenses.

Best Quarter:	Q3	9/30/2011	3.45%
Worst Quarter:	Q2	6/30/2013	-2.64%

Year to date total return for the six months ended June 30, 2021 was -0.53%.

AVERAGE ANNUAL TOTAL RETURNS

The table compares the Fund’s CRA Shares, Institutional Shares, and Retail Shares average annual total returns for the periods ended December 31, 2020 to the average annual total returns of a broad-based securities market index for the same periods. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Past performance (before and after taxes) is not necessarily an indicator of how the Fund will perform in the future.

AVERAGE ANNUAL TOTAL RETURN AS OF 12/31/20*

	One Year	Five Years	Ten Years
CRA Shares
Returns Before Taxes	3.99%	2.44%	2.53%
Returns After Taxes on Distributions	3.24%	1.53%	1.56%
Returns After Taxes on Distributions and Sale of Fund Shares	2.36%	1.46%	1.54%
Institutional Shares
Returns Before Taxes	4.37%	2.89%	2.98%
Retail Shares
Returns Before Taxes	4.10%	2.55%	2.62%
Bloomberg Barclays Intermediate U.S. Aggregate Index (reflects no deduction for fees, expenses or taxes)	5.60%	3.46%	3.10%

* The Fund changed its investment objective and strategy effective May 1, 2021. Performance information for periods prior to May 1, 2021 does not reflect the current investment strategy.

18.	Comment: The Item 9 disclosure states that the Fund’s investment objective may be changed by the Board of Trustees of the Trust without shareholder approval. Please provide the number of days’ notice that the Fund will provide shareholders of such a change.

Response: The Registrant confirms that the above referenced disclosure has been revised to clarify that the Fund will provide shareholders with 60 days’ notice of a change in the Fund’s investment objective.

19.	Comment: In the “Targeted Impact Themes” section, please revise the disclosure to explain how the Fund determines that an investment fits within the impact themes listed. In addition, please address how the Fund evaluates investments and constructs its portfolio as a whole.

Response: The Registrant confirms that the requested disclosure has been added to the “Targeted Impact Themes” section.

20.	Comment: In the “Targeted Impact Themes” section, please explain what a “brownfield development” and “Walkscore” is within the narrative disclosure rather than in footnotes to the disclosure.

Response: The Registrant has made the requested change.

21.	Comment: In the “Targeted Impact Themes” section, please explain what a “Transit Score” is within the narrative disclosure rather than in a footnote to the disclosure.

Response: The Registrant has made the requested change.

22.	Comment: In the “Other Investment Strategies and Risks” section, please revise to clarify which of the risks are principal risks and which risks are additional risks. Please reconcile with the Item 4 risk disclosure for consistency.

Response: The Registrant confirms that it has revised the “Other Investment Strategies and Risks” section to clarify the risks that are principal risks and to reconcile with the Item 4 risk disclosure for consistency.

23.	Comment: With respect to the “Portfolio Turnover Risk” factor, if the Fund previously had high turnover, please consider whether this is a principal risk of the Fund rather than an additional risk.

Response: The Fund has historically had low turnover and does not anticipate any material changes to portfolio turnover going forward.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Post-Effective Amendment No. 43.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-2497 if you have any questions.

Sincerely,

/s/ Catherine A. DiValentino
Catherine A. DiValentino